SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON AUGUST 04th, 2015

DATE, TIME AND PLACE: August 04th, 2015, at 10:00am, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Mario Di Mauro, Piergiorgio Peluso and Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

ORDEM DO DIA: (1) To acknowledge the activities carried out by the Control and Risks Committee; (2) To acknowledge the activities carried out by the Statutory Audit Committee; (3) To acknowledge the Quarterly Information Report (“ITRs”) of the second quarter of 2015, dated as of June 30th, 2015; (4) Agenda of People Value; (5) Deliberate about the election of Mr. Pietro Labriola as Chief Operating Officer (“COO”); and (6) Strategic Agenda.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) Acknowledged the activities carried out by the Control and Risks Committee at its meeting held on August 03rd, 2015, in accordance with the report presented by Mr. Franco Bertone, Chairman of the Control and Risks Committee;

(2) Acknowledged the activities carried out by the Statutory Audit Committee at its meeting held on August 03rd 2015, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee;

(3) Acknowledged the Quarterly Information Report (“ITRs”) of the second quarter of 2015, dated as of June 30th, 2015 based on the information provided by the Company administration, by the independent auditors, Baker Tilly Brasil Auditores Independentes S.S. (“Baker Tilly”), and in accordance with the favorable opinion issued by the Fiscal Council. Such reports were subject to a limited revision by the independent auditors of the Company, Baker Tilly;

(4) Mr. Flavio Morelli, Director of People Value, presented the activities developed by the People Value area, with emphasis on the development of the organizational structure, the agenda for 2015 and the management indicators and results achieved;

(5) The Board of Directors elected Mr. Pietro Labriola, Italian, married, administrator, bearer of Italian Passport No YA1141454, enrolled in CPF/MF under Nr. 074.053.501-35, domiciled at Avenida das Américas, nº 3.434, Bloco 1, 6º floor, Barra da Tijuca, City and State of Rio de Janeiro, for the position of Chief Operating Officer (“COO”). The investiture and charge as Statutory Officer are subject to the authorization of the Coordenação Geral de Imigração do Ministério do Trabalho e Emprego, as provided by the laws in force, at which occasion all the powers needed to take office at the Company’s administration and management will be granted. By the time of visa authorization, Mr. Pietro Labriola will present the required documents, duly signed, within the legal term; and

(6) Mr. Rodrigo Abreu, Chief Executive Officer of Company, presented the Strategic Agenda of the Company, with emphasis on Brazil’s business environment, Brazil’s telecom market scenario evolution, the Company´s positioning on the market and its results, as well as planned and future actions.

CLARIFICATIONS AND CLOSING: It is registered that Mrs. Francesca Petralia and Messrs. Piergiorgio Peluso and Mario di Mauro attended the meeting during the discussions of items (1), (2) and (3) of the Agenda. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horácio Francisco da Silva, Oscar Cicchetti, Piergiorgio Peluso, Mario di Mauro and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), August 4th, 2015.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 4, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.